SOUTH JERSEY INDUSTRIES, INC. AND SUBSIDIARIES
COMPARATIVE EARNINGS STATEMENTS
(In Thousands Except for Per Share Data)

UNAUDITED

	Three Months Ended September 30,	
	2012	2011
Operating Revenues:		
Utility	$53,999	$ 58,208
Nonutility	57,978	79,413
Total Operating Revenues	$111,977	137,621
Operating Expenses:		
Cost of Sales - (Excluding depreciation)		
- Utility	20,801	27,242
- Nonutility	49,748	79,413
Operations	25,817	24,002
Maintenance	3,570	3,414
Depreciation	10,602	9,023
Energy and Other Taxes	1,494	1,673
Total Operating Expenses	112,032	144,767
Operating Loss	(55)	(7,146)
Other Income and Expense	4,359	2,586
Interest Charges	(5,981)	(6,242)
Loss Before Income Taxes	(1,677)	(10,802)
Income Taxes	2,576	6,034
Equity in Earnings (Loss) of Affiliated Companies	1,265	(435)
Income (Loss) from Continuing Operations	2,164	(5,203)
(Loss) Income from Discontinued Operations - (Net of tax benefit or expense)	(151)	65
Net Income (Loss)	$ 2,013	$ (5,138)
Basic Earnings per Common Share:		
Continuing Operations	$ 0.07	$ (0.17)
Discontinued Operations	0.00	0.00
Basic Earnings per Common Share	$ 0.07	$ (0.17)
Average Shares of Common Stock Outstanding - Basic	30,861	30,029
Diluted Earnings per Common Share:		
Continuing Operations	$ 0.07	$ (0.17)
Discontinued Operations	0.00	0.00
Diluted Earnings per Common Share	$ 0.07	$ (0.17)
Average Shares of Common Stock Outstanding - Diluted	30,945	30,029

SOUTH JERSEY INDUSTRIES, INC. AND SUBSIDIARIES
COMPARATIVE EARNINGS STATEMENTS
(In Thousands Except for Per Share Data)

UNAUDITED

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Operating Revenues:		
Utility	$292,257	$ 297,567
Nonutility	$216,465	332,453
Total Operating Revenues	508,722	630,020
Operating Expenses:		
Cost of Sales - (Excluding depreciation)		
- Utility	127,352	137,924
- Nonutility	169,584	294,309
Operations	80,015	74,187
Maintenance	10,133	9,638
Depreciation	30,691	26,528
Energy and Other Taxes	7,237	9,094
Total Operating Expenses	425,012	551,680
Operating Income	83,710	78,340
Other Income and Expense	9,890	12,963
Interest Charges	(16,669)	(18,457)
Income Before Income Taxes	76,931	72,846
Income Taxes	(12,236)	(19,480)
Equity in Earnings (Loss) of Affiliated Companies	2,512	(493)
Income from Continuing Operations	67,207	52,873
Loss from Discontinued Operations - (Net of tax benefit)	(785)	(484)
Net Income	$ 66,422	$ 52,389
Basic Earnings per Common Share:		
Continuing Operations	$ 2.20	$ 1.77
Discontinued Operations	$ (0.02)	(0.02)
Basic Earnings per Common Share	$ 2.18	$ 1.75
Average Shares of Common Stock Outstanding - Basic	30,502	29,961
Diluted Earnings per Common Share:		
Continuing Operations	$ 2.20	$ 1.76
Discontinued Operations	$ (0.03)	(0.02)
Diluted Earnings per Common Share	$ 2.17	$ 1.74
Average Shares of Common Stock Outstanding - Diluted	30,591	30,045